UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2005
                    ----------------------------------------

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated August 24, 2005.

                                    Exhibit 1

Frontline Ltd. Interim Report April - June 2005

Highlights

     o Frontline reports net income of $127.5 million and earnings per share of $1.70 for the second quarter of 2005.

     o Frontline reports record half year results of $407.2 million and earnings per share of $5.44.

     o    Frontline announces a cash dividend of $2.00 per share.

Second Quarter and Six Months Results

The Board of Frontline Ltd. (the "Company) announces net income of $127.5 million for the second quarter of 2005, equivalent to earnings per share of $1.70. Operating income for the quarter was $185.1 million compared to $309.3 million in the first quarter. This reflects the continued decrease in the market during the second quarter. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $50,300, $34,100 and $36,400 respectively compared with $77,500, $55,200 and $35,800 respectively in the first quarter of 2005. In the second quarter, a gain of $17.0 million was reported on the sale of three single hull Suezmax tankers.

Interest income was $10.3 million in the quarter, of which, $6.2 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $50.9 million in the second quarter of which $15.8 million relates to ITC.

The total for other financial items in the second quarter was a gain of $2.7 million compared to a net gain of $20.4 million in the first quarter of 2005. A decrease in interest rates in the quarter has resulted in valuation losses of $8.0 million on interest rate swaps in the second quarter compared to valuation gains of $12.6 million in the first quarter of 2005. As at June 30, 2005, the Company had interest rate swaps with a total notional principal of $628.8 million of which $578.8 million relates to Ship Finance. The valuation of freight future agreements to market value has resulted in a gain of $2.7 million compared to a loss of $5.2 million in the first quarter. Other financial items also include a gain of $3.5 million arising primarily on the sale of shares in General Maritime.

Frontline announces net income of $407.2 million for the six months ended June 30, 2005, equivalent to earnings per share of $5.44. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $63,500, $44,900 and $36,100, respectively.

As at June 30, 2005, the Company had total cash and cash equivalents of $764.2 million which includes $622.2 million of restricted cash. Restricted cash includes $329.8 million relating to deposits in ITC and $289.8 million in Frontline Shipping Limited and Frontline Shipping II Limited. As of August 2005, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $27,749 and $20,985 respectively.

The results for the quarter and six months ended June 30, 2004 have been restated to reflect discontinued operations related to the dry bulk operations sold during 2004.

Corporate and Other Matters

In May 2005, Frontline sold the three suezmaxes Front Transporter, Front Traveller and Front Target to Ship Finance for USD 92 million and took the vessels back on long term charter. The deal also involved cancellation of three long term Suezmax charter agreements between Ship Finance and Frontline.

In June 2005 Frontline commenced further two long term charter agreements with Ship Finance. The two 2004 built vessels were sold to Ship Finance by parties affiliated with Hemen Holding Ltd.

Frontline has subsequent to the end of the second quarter agreed to cancel the charter agreement for the Suezmax Front Hunter. Frontline will receive compensation of $3.8 million for terminating the charter. This termination payment represents 80 per cent of the difference between the forward rate for the next year and the charter rate between Ship Finance and Frontline. In addition, Frontline will have the right to sell to Ship Finance and charter back its newbuilding VLCC which is due for delivery in July 2006. The new charter rate will consist of two components: the first will be the same rate that was in the Front Hunter charter, and the second part will be based on the incremental investment which will be made by Ship Finance at the time. Through such a solution Frontline will benefit through being able to utilize the sales gain to back a new financing and thereby achieve a favorable overall rate on the new vessel.

On August 18, 2005, Golden Ocean Group Limited exercised its option to acquire the second of two newbuilding Panamax bulk carriers from the Company at Frontline's cost plus Frontline's funding expenses. The vessel is expected to be delivered to Golden Ocean in late August 2005.

On August 24, 2005, the Board declared a dividend of $2.00 per share. The record date for the dividend is September 6, 2005, ex dividend date is September 1, 2005 (ex dividend date is September 2, 2005 in Norway) and the dividend will be paid on or about September 20, 2005.

At June 30, 2005, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and six months then ended was also 74,825,169.

The Market

The overall downward trend of the VLCC market witnessed in the first quarter of the year continued in the second quarter. Early April started off on a rebound seeing a peak in rates at World scale ("WS") 90 levels. This was followed by a steady decline until the middle of June, when the market did not bottom out until WS 50 levels were reached. However, at the end of the quarter the market climbed back up towards WS 70 levels. The average WS rate from Arabian Gulf to Japan was about WS 72 compared to WS 107 in the first quarter of 2005. This equates to a daily time charter equivalent of approximately $29,000 per day. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the second quarter was 133, or approximately $35,000 per day, compared to an average rate of WS 165 in the first quarter.

A greater proportion of eastbound voyages thickened the list of vessels open in the Arabian Gulf during the quarter. Combined with an increasing fleet, the psychology in the market shifted in owners' disfavour resulting in a downward pressure on rates. In line with oil prices, bunker prices remained high, with an average of $256 per ton in the Arabian Gulf.

The International Energy Agency (IEA) reported in its August report an average OPEC Oil production, including Iraq, of approximately 29.32 million barrels per day during the second quarter of the year, an increase of 0.54 million barrels per day or 1.9 percent from the first quarter. OPEC announced in June a 500,000 barrels increase in its production ceiling.

IEA estimates world oil demand averaged 81.79 million barrels per day in the second quarter, a 2.5 per cent decrease from first quarter in 2005. IEA further predicts that the average demand for 2005 in total will be 83.72 million barrels per day, or a 1.9 per cent growth from 2004, showing that oil demand remains relatively stable at a high level despite the record high oil prices.

The world trading VLCC fleet totalled 456 vessels at the end of the second quarter of 2005, an increase of 1.1 per cent over the quarter. No VLCCs were scrapped in the period and five were delivered. The total order book is now at 94 vessels, up from 88 after the first quarter of 2005. This represents 20.2 per cent of the current VLCC fleet. A total of eleven VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 324 vessels at the end of the quarter, up from 316 vessels after the first quarter of 2005, a 2.5 per cent fleet growth. No Suezmaxes were scrapped during the quarter and eight were delivered. The total order book at the end of the quarter is 72, down from 80 after the first quarter. This represents 22.2 per cent of the Suezmax fleet. Four Suezmaxes were ordered during the period.

Although the tanker market recently has seen lower levels than what was anticipated, the rates are expected to rebound in the second half of the year. The freight futures market maintains an optimistic view, demonstrated through the possibility of selling freight futures for VLCCs for the remainder of the year at a level that equates to TCEs of approximately $64,000, and $46,000 for 2006.

Strategy

Frontline has behaved cautiously since the market improved dramatically in 2003. Several ships have been sold and several more fixed on long term charter agreements. Frontline will continue to follow this strategy in order to secure the best possible long term return to its shareholders. A significant part of this return will be in the form of cash dividend. The Board sees no reason to change the current high-dividend strategy. A weakening of the freight market as a function of slower oil demand growth and higher deliveries may put pressure on the premium paid for prompt tonnage and may also reduce newbuilding and second hand prices. Frontline will monitor this situation closely and expects that another window for well timed investments will occur in the period 2007 to 2008.

Frontline's long term lease arrangements with Ship Finance minimize the consequences of a negative asset price development. The combination of the relatively low charter rates from Ship Finance, a strong cash position and good coverage on the fleet leaves Frontline well positioned.

The Board has further evaluated the strategy for divestment of Frontline's remaining interest in Ship Finance. It is still the intention that this block of shares will be distributed by way of a dividend or sold prior to year end. Several of the major shareholders, including Hemen Holding, have indicated an interest in retaining their relative position in the Ship Finance shares and would thereby prefer a share dividend. This will be compared with the opportunity to achieve a better price for the shares by selling them into the market in one block or through a well organized marketing effort. If sold through a cash consideration, Frontline intends to distribute the proceeds to its shareholders through a special cash dividend.

Frontline is continuously working on possibilities to optimize the current capital structure.

Frontline supports all efforts to work for consolidation of the tanker market. During recent months, the Company has seen that the increased fragmentation in the Suezmax market and particularly the Aframax market, is adversely affecting the earnings in these segments. To counter balance this trend and create more solid tanker companies it is important that some of the major players come together. Frontline will encourage such discussions and can assure our shareholders that our focus will be on long term value creation.

Frontline has currently a corporate cash break even rate for the spot tonnage of $25,700 for VLCC and $14,100 for the Suezmaxes. These rates take into consideration that part of the tonnage is already fixed.

Outlook

The continued high oil price and the pressure on refining capacity are dampening the demand for oil products. Limited purchases from China, production cuts in the North Sea, a seasonal slowdown and a net increase in the fleet has recently led to weakness in rates. This trend is expected to be reversed in September / October with increased seasonal demand, but also driven by increased oil export from West Africa, increased imports to China and reduced maintenance on fields as well as refineries.

The market for the coming years will, to a large degree, be decided by to what extent the world economic growth is strong enough to balance the net fleet increases which should be expected. It is however important to point out that any temporary weakness in the freight market is likely to reduce the net fleet increases through increased scrapping and reduced efficiency of the single hull tonnage. This market situation can create what we see as a favourable balance situation until 2010. The high oil price, the increased fragmentation, and the increase in yard capacity are however some reasons for long term moderation.

The Board expects Frontline to deliver strong results and thereby continued high dividend for the remainder of 2005.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 24, 2005
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

                    Contact: Tor Olav Troim: Director, Frontline Ltd +44 7734 976 575

                    Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

                    Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 21

                                FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)

----------------------------------------------------------------------------------------------------------------
         2004        2005     INCOME STATEMENT                                  2005         2004        2004
       Apr-Jun      Apr-Jun                                                    Jan-Jun     Jan-Jun      Jan-Dec
                              (in thousands of $)                                                      (audited)
----------------------------------------------------------------------------------------------------------------
       352,188      332,363   Total operating revenues                         792,987     795,537    1,855,666
         (469)       17,020   Gain (loss) from sale of assets                   45,548       (225)       19,574
        82,770       72,387   Voyage expenses and commission                   156,851     164,436      361,609
        29,182       36,237   Ship operating expenses                           76,980      59,345      130,395
         9,244        1,358   Charterhire expenses                               2,476      21,001       39,302
         5,236        3,883   Administrative expenses                            9,038      11,352       25,754
        44,990       50,391   Depreciation                                      98,796      89,535      181,274
       171,422      164,256   Total operating expenses                         344,141     345,669      738,334
       180,297      185,127   Operating income                                 494,394     449,643    1,136,906
         8,297       10,270   Interest income                                   18,960      16,258       31,595
      (50,884)     (50,882)   Interest expense                                (111,963)   (104,517)    (205,641)
         1,483        1,287   Share of results from associated companies         3,217       4,346       10,553
        25,267        2,738   Other financial items                             23,139      12,628        3,566
         4,836        5,196   Foreign currency exchange gain (loss)             12,194       1,441       (5,378)
       169,296      153,736   Income before taxes and minority interest        439,941     379,799      971,601
       (4,381)     (26,305)   Minority Interest                               (44,704)     (4,381)      (64,995)
         (113)           84   Taxes                                                 84       (113)         (178)
         4,386            -   Discontinued operations                           11,864       8,315      116,954
       169,188      127,515   Net income                                       407,185     383,620    1,023,382

                              Basic Earnings Per Share Amounts ($)
         $2.23        $1.70   EPS from continuing operations before
                              cumulative effect of change in accounting
                              principle                                          $5.28       $5.09       $12.22
         $2.29        $1.70   EPS                                                $5.44       $5.20       $13.79
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                              Income on timecharter basis
                              ($ per day per ship)*
        58,500       50,300   VLCC                                              63,500      66,700       78,000
        36,700       34,100   Suezmax                                           44,900      48,200       57,900
        27,000       36,400   Suezmax OBO                                       36,100      26,600       27,900

----------------------------------------------------------------------------------------------------------------

                    * Basis = Calendar days minus off-hire. Figures after deduction of broker commission

------------------------------------------------------------------------------------------
                                                           2005        2004        2004
BALANCE SHEET                                             Jun 30      Jun 30      Dec 31
(in thousands of $)                                                             (audited)
------------------------------------------------------------------------------------------
ASSETS

Short term
Cash and cash equivalents                                 142,008     112,859     105,702
Restricted cash                                           622,193     594,478     592,607
Other current assets                                      257,079     208,437     456,595

Long term
Newbuildings and vessel purchase options                   28,396       8,370      24,231
Vessels and equipment, net                              2,549,811   2,286,717   2,254,361
Vessels under capital lease, net                          695,801     742,035     718,842
Investment in finance lease                               101,469     114,237     107,664
Investment in associated companies                         22,075      12,971      22,955
Deferred charges and other long-term assets                45,951      45,816      55,803
Total assets                                            4,464,783   4,125,920   4,338,760

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term debt and current portion of long term debt     169,583     184,605     151,614
Current portion of obligations under capital lease         23,162      20,787      21,498
Other current liabilities                                 112,703     139,431     166,320

Long term
Long term debt                                          2,287,537   2,047,057   1,990,131
Obligations under capital lease                           719,989     743,536     732,153
Other long term liabilities                                23,944      41,879      30,346
Minority interest                                         436,073     141,105     328,730
Stockholders' equity                                      691,792     807,520     917,968
Total liabilities and stockholders' equity              4,464,783   4,125,920   4,338,760
------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
       2004          2005                                                                       2005           2004           2004
     Apr-Jun       Apr-Jun  STATEMENT OF CASHFLOWS                                          Jan-Jun         Jan-Jun       Jan-Dec
                            (in thousands of $)                                                                          (audited)
-----------------------------------------------------------------------------------------------------------------------------------
                            OPERATING ACTIVITIES
       169,188     127,515  Net income (loss)                                                 407,185        383,620     1,023,382
                            Adjustments to reconcile net income to net cash provided
                            by operating activities
        47,241      52,347  Depreciation and amortisation                                     113,109         97,605       194,083
       (6,081)       (135)  Unrealised foreign currency exchange (gain) loss                  (4,962)          2,327           390
           469    (20,496)  Gain or loss on sale of assets                                   (73,570)            225     (126,230)
       (1,483)       1,360  Results from associated companies                                   5,045        (4,346)      (10,552)
      (28,998)       8,086  Adjustment of financial derivatives to market value               (2,528)       (16,156)      (15,675)
         4,780      24,785  Other, net                                                         42,646          2,800        61,658
         4,322      41,850  Change in operating assets and liabilities                        160,104       (26,291)     (217,269)
       189,438     235,312  Net cash provided by operating activities                         647,029        439,784       909,787

                            INVESTING ACTIVITIES
      (22,619)    (32,614)  Maturity (placement) of restricted cash                          (29,585)        299,872       299,280
            --     (4,000)  Acquisition of minority interest                                  (4,000)             --      (14,713)
            --   (269,510)  Additions to newbuildings, vessels and equipment                (488,425)             --     (126,947)
         1,400        (48)  Advances to associated companies, net                             (2,679)       (30,743)      (37,424)
            --          --  Proceeds from sale of investments in associated companies              --             --        11,181
       (4,145)          --  Acquisition of subsidiaries, net of cash acquired                      --        (4,145)      (18,858)
         8,109      13,386  Receipt from investment in finance lease and loans                 14,471          8,109        17,482
                            receivable
         (417)    (49,929)  Purchase of other assets                                         (98,826)          (417)      (15,098)
           682     166,954  Proceeds from sale of assets                                      302,472         11,863        59,787
                                                                                             (33,771)             --            --
            --    (33,771)  Loan advances to related parties
                                                                                            (340,343)        284,539       174,690
      (16,990)   (209,532)  Net cash provided by (used in) investing activities

                            FINANCING ACTIVITIES
        88,776     317,758  Proceeds from long-term debt, net of fees paid                  1,420,613      1,552,894     1,707,655
      (99,026)   (126,518)  Repayments of long-term debt                                  (1,095,077)    (1,615,956)   (1,814,269)
       (4,842)     (5,476)  Repayment of capital leases                                      (10,500)        (9,638)      (20,310)
     (329,630)   (263,515)  Dividends paid                                                  (585,416)      (661,618)   (1,038,315)
         (192)          --  Issue of shares, net                                                   --          1,128        62,275
     (344,914)    (77,751)  Net cash used in financing activities                           (270,380)      (733,190)   (1,102,964)

     (172,466)    (51,971)  Net increase (decrease) in cash and cash equivalents               36,306        (8,867)      (18,487)
       285,325     193,979  Cash and cash equivalents at start of period                      105,702        121,726       124,189
       112,859     142,008  Cash and cash equivalents at end of period                        142,008        112,859       105,702
-----------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                      Frontline Ltd.
                                  ----------------------------------------------
                                                      (Registrant)


Date August 30, 2005         By                   /s/ Kate Blankenship
                                  ----------------------------------------------
                                                    Kate Blankenship
                                  Company Secretary and Chief Accounting Officer

23153.0001 #597761